

TF FINANCIAL CORPORATION 2001 ANNUAL REPORT

TF Financial Corporation
Board of Directors



Left to right: Thomas J. Gola, Carl F. Gregory, George A. Olsen, Robert N. Dusek (Chairman), and John R. Stranford

Contents

To Our Stockholders

This past year has been a very challenging time for banks. The Federal Reserve moved aggressively to spur economic activity by reducing the fed funds rate from 6.50% in January to a low of 1.75% by year-end. Bank loan portfolio yields dropped rapidly as borrowers refinanced at the lower rates. With the economy entering a recession and the stock market dropping, insured bank deposits became the safe haven for the consumer's financial wealth. Deposit yields dropped to historic lows but at least the principal was protected from loss. For many banks, this resulted in a reduced net interest spread coupled with a reduction in loan quality caused by the recession.

Branch profitability analysis indicated that two of our offices were not performing according to our expectations. During the first quarter of 2001, we closed our office in Princeton, NJ. This office was acquired in September 1996 as part of the purchase of three offices from Cenlar Federal Savings. The deposits were transferred to our new Quakerbridge office. During the fourth quarter, we sold the deposits of our Warminster, PA office.

We are very proud of our performance during this difficult year. Our interest rate spread increased from 2.70% in 2000 to 2.74% for 2001. Loans outstanding increased 4.37% to $377.6 million. Deposits increased 5.29% to $422.1 million. We repurchased a total of 60,900 shares of our stock during the year. Net income increased 27.91% to $5.733 million and basic earnings per share increased 31.82% to $2.32. Return on equity at 10.42% represented an increase of 13.51% over the previous year. All of this has helped our stock price increase 26% to $21.10 at December 31, 2001. As a result, we were able to increase our quarterly dividend twice during the year to $0.15 per share.

Our bank has taken every opportunity to move forward in our mission to serve the community. This past year we met the ever-changing needs of our customers through newly implemented Sunday hours in each of our market areas. We will continue to blend the products and services of a large regional commercial bank with the personal attention of a community bank for a truly unique experience. Management and the Board of Directors are committed to implementing the latest technologies necessary to further assist in our mission to become a full-service community bank.

Your continued support has enabled us to achieve these results. The Board of Directors and I would like to express our appreciation for your confidence.

John R. Stranford
President and Chief Executive Officer

Corporate Profile and Related Information

TF Financial Corporation (the "Corporation") is the parent company of Third Federal Savings Bank ("Third Federal" or the "Savings Bank") and its subsidiary Third Delaware Corporation, TF Investments Corporation, Teragon Financial Corporation and Penns Trail Development Corporation. At December 31, 2001, total assets were approximately $711.2 million. The Corporation was formed as a Delaware corporation in March 1994 at the direction of the Savings Bank to acquire all of the capital stock that Third Federal issued upon its conversion from the mutual to stock form of ownership (the "Conversion") and concurrent $52.9 million initial public offering effective July 13, 1994. At December 31, 2001, total stockholders' equity was approximately $58.0 million. The Corporation is a unitary savings and loan holding company which, under existing laws, generally is not restricted in the types of business activities in which it may engage, provided that Third Federal retains a specified amount of its assets in housing-related investments.

Third Federal is a federally chartered stock savings bank headquartered in Newtown, Pennsylvania, which was originally chartered in 1921 under the name "Polish American Savings Building and Loan Association." Deposits of Third Federal have been federally insured since 1935 and are currently insured up to the maximum amount allowable by the Federal Deposit Insurance Corporation (the "FDIC"). Third Federal is a community oriented savings institution offering a variety of financial services to meet the needs of the communities that it serves. Third Federal expanded its operations in Philadelphia and Bucks Counties, Pennsylvania, in June 1992 through its acquisition of Doylestown Federal Savings and Loan Association ("Doylestown"). In September 1996, Third Federal expanded its operations into Mercer County, New Jersey, through its acquisition of three branch offices and approximately $143 million of deposits from Cenlar Federal Savings Bank. Third Federal added a fourth branch office in Mercer County in December, 1999 with the Corporation's acquisition of Village Financial Corporation ("Village"). During the first quarter of 2000 the Corporation closed the branch facility in its administrative office location and simultaneously opened a larger, freestanding branch at a nearby site. During the first quarter of 2001 the Corporation closed its branch facility in Princeton, New Jersey and transferred the deposits to its branch office in Lawrenceville, New Jersey. During December 2001 the Corporation closed the sale of $10.8 million in deposits at what had been a leased branch facility in Warminster, Pennsylvania. As of December 31, 2001 Third Federal operated thirteen branch offices in Bucks and Philadelphia counties, Pennsylvania and Mercer County, New Jersey.

Third Federal attracts deposits (approximately $422.1 million at December 31, 2001) from the general public and uses such deposits, together with borrowings mainly from the Federal Home Loan Bank of Pittsburgh (approximately $222.4 million at December 31, 2001) and other funds, primarily to originate or purchase loans secured by first mortgages on owner-occupied, one-to-four family residences, or purchase securities secured by such loans. Third Federal also originates and purchases commercial real estate and multi-family loans, construction loans and consumer loans, and purchases other investment securities.

Stock Market Information

Since its issuance in July 1994, the Corporation's common stock has been traded on the Nasdaq National Market. The daily stock quotation for the Corporation is listed in the Nasdaq National Market published in The Wall Street Journal, The Philadelphia Inquirer, and other leading newspapers under the trading symbol of "THRD".

The number of shareholders of record of common stock as of March 18, 2002, was approximately 600. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms.

Dividend Policy

The Corporation's ability to pay dividends to stockholders is dependent in part upon the dividends it receives from Third Federal. Among other limitations, Third Federal may not declare or pay a cash dividend on any of its stock if the effect thereof would cause Third Federal's regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with Third Federal's conversion from mutual to stock form, or (2) the regulatory capital requirements imposed by the Office of Thrift Supervision ("OTS"). It is the Corporation's policy to pay dividends when it is deemed prudent to do so. The Board of Directors will consider the payment of a dividend on a quarterly basis, after giving consideration to the level of profits for the previous quarter and other relevant information.

Stock Price and Dividend History

Quarter ended	Quoted market price		Dividend paid
	High	Low	per share
December 31, 2001	$21.750	$18.880	$0.15
September 30, 2001	$23.700	$17.800	$0.15
June 30, 2001	$19.790	$16.950	$0.14
March 31, 2001	$18.063	$15.625	$0.14
December 31, 2000	$16.750	$13.250	$0.13
September 30, 2000	$15.000	$13.438	$0.13
June 30, 2000	$14.875	$13.250	$0.13
March 31, 2000	$15.750	$12.750	$0.13

Selected Financial Information and Other Data

(Dollars in thousands, except per share data)

Financial Condition	2001	2000	1999	1998	1997
	At December 31,				
Total assets	$711,204	$723,297	$721,874	$665,608	$597,047
Loans receivable, net	377,635	361,806	287,979	240,841	250,711
Mortgage-backed securities available for sale, at fair value	99,763	97,914	132,515	75,285	36,847
Mortgage-backed securities held to maturity, at cost	93,367	135,142	159,888	180,964	144,074
Securities purchased under agreements to resell	–	–	–	–	10,000
Investment securities available for sale, at fair value	22,671	18,865	21,930	9,042	32,037
Investment securities held to maturity, at cost	9,866	63,461	66,760	80,895	52,822
Cash and cash equivalents[1]	69,139	10,618	16,715	42,703	41,625
Deposits	422,052	400,851	401,698	438,913	450,429
Advances from the Federal Home Loan Bank and other borrowings	222,359	259,821	264,299	163,359	88,359
Retained earnings	56,370	52,061	48,905	45,842	43,176
Total stockholders' equity	57,975	53,109	48,447	52,660	50,095
Book value per common share	$ 23.51	$ 21.32	$ 18.81	$ 18.43	$ 17.36
Tangible book value per common share	$ 21.44	$ 18.99	$ 16.26	$ 15.84	$ 14.49

Summary of Operations	2001	2000	1999	1998[2]	1997
	At or for the year ended December 31,				
Interest income	$ 46,747	$ 48,708	$ 47,022	$ 43,579	$ 43,189
Interest expense	26,908	28,921	27,974	26,195	24,080
Net interest income	19,839	19,787	19,048	17,384	19,109
Provision for loan losses	500	410	300	60	397
Non-interest income	3,172	1,432	1,589	1,535	2,327
Non-interest expense	14,708	14,404	13,529	12,722	13,583
Net income before cumulative effect of change in accounting method	5,733	4,482	4,422	3,830	4,874
Net income	5,733	4,482	4,422	4,038	4,874
Earnings per common share – basic					
Continuing operations	$ 2.32	$ 1.76	$ 1.60	$ 1.32	$ 1.33
Cumulative effect of accounting change	–	–	–	$ 0.07	–
Earnings per common share – basic	$ 2.32	$ 1.76	$ 1.60	$ 1.39	$ 1.33
Earnings per common share – diluted					
Continuing operations	$ 2.15	$ 1.71	$ 1.52	$ 1.20	$ 1.25
Cumulative effect of accounting change	–	–	–	$ 0.06	–
Earnings per common share – diluted	$ 2.15	$ 1.71	$ 1.52	$ 1.26	$ 1.25

Continued

Selected Financial Information and Other Data — Continued

Performance Ratios and Other Selected Data	2001	2000	1999	1998	1997
Return on average assets	0.82%	0.63%	0.62%	0.58%	0.77%
Return on average equity	10.42%	9.18%	8.60%	7.39%	7.39%
Average equity to average assets	7.83%	6.86%	7.17%	7.74%	10.46%
Average interest rate spread	2.74%	2.70%	2.54%	2.44%	2.72%
Non-performing loans to total assets	0.53%	0.20%	0.18%	0.24%	0.23%
Non-performing loans to total loans	0.99%	0.41%	0.45%	0.65%	0.55%
Allowance for loan losses to non-performing loans	52.22%	115.97%	145.56%	119.16%	146.82%
Allowance for loan losses to total loans	0.52%	0.47%	0.66%	0.78%	0.80%
Savings Bank regulatory capital					
Core	6.95%	6.18%	5.76%	6.79%	7.16%
Tangible	6.95%	6.18%	5.76%	6.79%	7.16%
Risk based	14.95%	11.97%	12.83%	17.73%	17.41%
Dividend payout ratio (3)	26.98%	30.41%	32.24%	38.10%	32.00%

(1) Consists of cash, cash due from banks, interest-bearing deposits with maturities of less than three months, and federal funds sold.

(2) Income and income related ratios for the year-ended December 31, 1998 include the cumulative effect of a change in accounting for certain investments of $208,000 (SFAS #133).

(3) Payout ratio is dividends paid for the period divided by earnings per common share – diluted after cumulative effect of accounting change.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

The following discussion and analysis should be read in conjunction with the Corporation's consolidated financial statements and is intended to assist in understanding and evaluating the major changes in the financial condition and results of operations of the Corporation with a primary focus on an analysis of operating results.

This document contains statements that project the future operations of the Corporation which involve risks and uncertainties. The Corporation's actual results may differ significantly from the results discussed in these forward-looking statements. Statements concerning future performance, developments, events, expectations for growth and market forecasts, and any other guidance on future periods, constitute forward-looking statements which are subject to a number of risks and uncertainties, including interest rate fluctuations and government and regulatory actions which might cause actual results to differ materially from stated expectations or estimates. The Corporation does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Corporation.

The Corporation's income on a consolidated basis is derived substantially from its investment in its subsidiary, Third Federal. The earnings of Third Federal depend primarily on its net interest income. Net interest income is affected by the interest income that Third Federal receives from its loans and investments and by the interest expense that the Third Federal incurs on its deposits, borrowings and other sources of funds. In addition, the mix of the Third Federal's interest bearing assets and liabilities can have a significant effect on the Third Federal's net interest income; loans generally have higher yields than securities; retail deposits generally have lower interest rates than other borrowings.

Third Federal also receives income from service charges and other fees and occasionally from sales of investment securities and real estate owned. Third Federal incurs expenses in addition to interest expense in the form of salaries and benefits, deposit insurance premiums, property operations and maintenance, advertising and other related business expenses.

Changes to Financial Condition

Assets. The Corporation's total assets at December 31, 2001 were $711.2 million, a decrease of $12.1 million during the year. The decrease was mainly the combined result of the net change in various asset categories as described more fully below.

Loans receivable, net increased by $15.8 million or 4.4%. During the year market interest rates were relatively low compared to the interest rates many borrowers were paying the Bank on loans held in the Bank's loan portfolio causing a large number of borrowers with the higher coupons to refinance their loans. Many of these loans were refinanced elsewhere. Thus, the Bank subsidized its own loan originations with approximately $74.6 million in loan purchases.

Investment securities held to maturity decreased by $53.6 million during 2001 mainly as a result of $64.5 million in callable investment securities being called during the 2001, primarily during the first half of the year. These callable bonds had been yielding the Corporation 5.93% at the beginning of the year. The cash proceeds from these securities were invested in fed funds, earning approximately the federal funds rate minus 25 basis points, for the remainder of the year. As a result, the Corporation's cash and cash equivalents increased by $58.5 million during 2001. While this cash was accumulating, the Federal Reserve Board lowered the federal funds rate; the rate stood at 6.50% on January 1, 2001 and was lowered eleven times to 1.75% at December 31, 2001. Thus the Corporation's increasing cash was reinvested at a time of falling interest rates and thus had a negative effect on the Corporation's interest income.

Mortgage-backed securities held to maturity decreased by $41.8 million during 2001. This decrease occurred due to the increased prepayment of the underlying mortgages comprising the securities, which was the result of near record low mortgage rates during the second half of 2001, resulting in an increased number of mortgagors refinancing their mortgages into lower interest rates. In addition, the Corporation sold $4.9 million of mortgage-backed securities, mainly during the first quarter of 2001.

The Corporation's other assets increased by $8.9 million during 2001 as a result of the Savings Bank's purchase of $9.0 million in bank-owned life insurance. The increase in the cash surrender value associated with such insurance was $174,000 during 2001 and is included in other operating income in the Corporation's consolidated statement of earnings.

Liabilities. The Corporation's total liabilities were $653.2 million at December 31, 2001, a decrease of $17.0 million during 2001.

Deposits increased by $21.2 million; certificates of deposit decreased by $8.9 million, while the remaining or "core" deposit categories increased by $30.1 million. These net changes occurred even after the sale of $3.7 million in certificates of deposit, and $7.1 million in other core deposits during December of 2001. Management believes that deposit growth occurred mainly as a result of increased sales initiatives and focused advertising campaigns implemented by the Corporation, but also due to external factors that were causing deposit growth to occur throughout the community banking industry.

Advances from the Federal Home Loan Bank and other borrowings (collectively, "borrowings") decreased by $37.5 million. Throughout the year the Corporation used excess cash from loan and security repayments, and deposit increases to repay maturing borrowings.

Stockholder' equity. Total consolidated stockholders' equity increased $4.9 million to $58.0 million at December 31, 2001. The increase is largely the result of $5.7 million in net income, plus a $1.1 million increase in accumulated other comprehensive income, less $1.4 million in cash dividends paid to the Corporation's common stockholders, less a $0.7 million increase in the cost of treasury stock. During the year the Corporation repurchased approximately 60,900 shares of its common stock at an average price of $18.19 per share.

Average Balance Sheet

The following table sets forth information (dollars in thousands) relating to the Company's average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated. The yields and costs are computed by dividing income or expense by the average balance of interest-earning assets or interest-bearing liabilities, respectively for the periods indicated.

	2001			2000			1999		
	Average Balance	Interest	Average Yld/Cost	Average Balance	Interest	Average Yld/Cost	Average Balance	Interest	Average Yld/Cost
ASSETS									
Interest-earning assets:									
Loans receivable[4]	$359,928	$28,443	7.90%	$299,770	$23,756	7.92%	$285,439	$21,843	7.65%
Mortgage-backed securities	212,951	13,749	6.46%	278,434	18,449	6.63%	278,537	17,831	6.40%
Investment securities	51,384	3,015	5.87%	100,274	6,180	6.16%	113,731	6,646	5.84%
Other interest-earning assets[1]	49,206	1,540	3.13%	5,236	323	6.17%	14,331	702	4.90%
Total interest-earning assets	673,469	46,747	6.94%	683,714	48,708	7.12%	692,038	47,022	6.79%
Non interest-earning assets	29,202			28,529			25,803		
Total assets	702,671			712,243			717,841		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Interest-bearing liabilities:									
Deposits	409,688	14,043	3.43%	410,330	15,082	3.68%	416,514	14,645	3.52%
Advances from the FHLB and borrowings	230,078	12,865	5.59%	243,656	13,839	5.68%	240,371	13,329	5.55%
Total interest-bearing liabilities	639,766	26,908	4.20%	653,986	28,921	4.42%	656,885	27,974	4.26%
Non interest-bearing liabilities	7,865			9,432			9,514		
Total liabilities	647,631			663,418			666,399		
Stockholders' equity	55,040			48,825			51,442		
Total liabilities and stockholders' equity	$702,671			$712,243			$717,841		
Net interest income		$19,839			$19,787			$19,048	
Interest rate spread[2]			2.74%			2.70%			2.53%
Net yield on interest-earning assets[3]			2.95%			2.89%			2.75%
Ratio of average interest-earning assets to average interest bearing liabilities			105%			105%			105%

(1) Includes interest-bearing deposits in other banks.

(2) Interest-rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

(3) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

(4) Nonaccrual loans have been included in the appropriate average loan balance category, but interest on nonaccrual loans has not been included for purposes of determining interest income.

Rate/Volume Analysis

The following table presents, for the periods indicated, the change in interest income and interest expense (in thousands) attributed to (i) changes in volume (changes in the weighted average balance of the total interest earning asset and interest bearing liability portfolios multiplied by the prior year rate), and (ii) changes in rate (changes in rate multiplied by prior year volume). Changes attributable to the combined impact of volume and rate have been allocated proportionately based on the absolute value of changes due to volume and changes due to rate.

	2001 Vs 2000 Increase (decrease) due to			2000 Vs 1999 Increase (decrease) due to		
	Volume	Rate	Net	Volume	Rate	Net
Interest income:						
Loans receivable, net	$4,740	$ (53)	$4,687	$1,123	$ 790	$1,913
Mortgage-backed securities	(4,229)	(471)	(4,700)	(7)	624	617
Investment securities	(2,884)	(281)	(3,165)	(816)	350	(466)
Other interest-earning assets	1,450	(233)	1,217	(525)	147	(378)
Total interest-earning assets	(923)	(1,038)	(1,961)	(225)	1,911	1,686
Interest expense:						
Deposits	(23)	(1,016)	(1,039)	(221)	658	437
Advances from the FHLB and borrowings	(761)	(213)	(974)	188	322	510
Total interest-bearing liabilities	(784)	(1,229)	(2,013)	(33)	980	947
Net change in net interest income	$ (139)	$ 191	$ 52	$ (192)	$ 931	$ 739

Comparison of Years Ended December 31, 2001 and December 31, 2000

Net Income. Net income was $5.733 million for the fiscal year ended December 31, 2001, an increase of $1.251 million or 27.9% compared with the year ended December 31, 2000.

In addition, the Corporation's basic earnings per share increased by 31.8% to $2.32 per share during 2001, exceeding the percentage growth in net income by 14%, due to the 25,468 net decrease in shares outstanding during the year. This decrease occurred as the combined result of the Corporation's share repurchases during 2001, which resulted in the repurchase of 60,900 shares of common stock, less 23,276 shares issued as a result of stock option exercises and less 12,156 shares allocated to employee stock ownership plan participants at year end.

Total Interest Income. For the year ended December 31, 2001, total interest income decreased to $46.7 million compared to $48.7 million from the year ended December 31, 2000. The $2.0 million decrease in interest income was mainly the result of a $65.5 million decrease in the average balance of mortgage-backed securities and a $48.9 million decrease in the average balance of investment securities. These decreases were mainly the direct result of lower market interest rates during 2001 compared to 2000, causing an acceleration of prepayments of the Corporation's mortgage-backed securities and the early redemption or "call" of the callable bonds in the Corporation's investment securities portfolios. The Corporation was able to reinvest a portion of these proceeds into loans receivable that on average increased by $60.1 million during 2001. However, an average of $49.2 million was maintained in cash and cash equivalents, earning an average interest rate of 3.13%, which is substantially less than these funds were earning while invested in mortgage-backed securities or investment securities.

At year end 2001, cash and cash equivalents totaled $69.1 million and was earning the federal funds rate minus 25 basis points or approximately 1.50%. Thus, the Corporation's earnings during 2002 will be significantly affected by the general level of market interest rates and the timing of its reinvestment of cash and cash equivalents into other interest-bearing assets, or the use of the cash and cash equivalents to reduce interest-bearing liabilities.

Total Interest Expense. Total interest expense decreased to $26.9 million from $28.9 million for the year ended December 31, 2001 compared to 2000. This decrease is mainly the result of lower market interest rates during the period and, consequently, lower rates paid on the Corporation's new certificates of deposit. In addition, the Corporation lowered the interest rates paid on several of its other deposit products in order to keep them in line with short term market interest rates, mainly the federal funds rate. During 2001 the Federal Reserve Board lowered the federal funds rate eleven times by a total of 475 basis points. The Corporation reacted to this situation by lowering certain administered deposit account rates by 25 to 75 basis points during the fourth quarter of 2001.

Allowance for Loan Losses. The allowance for loan losses was approximately $2.0 million at December 31, 2001 and $1.7 million at December 31, 2000. The provision for loan losses was $500,000 during 2001 compared with $410,000 during 2000. Charge-off's were $242,000 during 2001 compared to $613,000 during 2000. In addition, the allowance for loan losses was 0.52% of gross loans receivable at December 2001 compared with 0.47% at December 31, 2000 while gross loans receivable grew by approximately

$16.1 million. Thus, the growth in the allowance for loan losses is consistent with the growth in the loan portfolio and the level of actual charge-off's. While management maintains Third Federal's allowance for losses at a level which it considers to be adequate to provide for probable losses, there can be no assurance that further additions will not be made to the allowance and that such losses will not exceed the estimated amounts.

Non-Interest Income. Total non-interest income was $3.2 million during 2001 compared with $1.4 million during 2000. Several items had an impact on the $1.8 million increase in non-interest income. The Corporation recorded a one-time gain of $1.1 million related to the sale of $10.8 million in deposits and the related closure of its Warminster, Pennsylvania branch office. In addition, the Corporation recorded a $444,000 non-recurring gain on the sale of $1.3 million of land that had been held as a potential site for an administrative facility. Finally, Third Federal purchased $9 million in bank-owned life insurance on approximately September 1, 2001. This asset produced an increase in its cash surrender value of $174,000 during 2001, which income is included in other operating income.

Non-interest Expense. Total non-interest expense increased by $304,000 during 2001 compared to 2000. This increase occurred mainly from a $489,000 or 6.6% increase in employee compensation and benefits. In addition, during 2001 the Corporation decreased its advertising expenditures by $204,000 and decreased by $122,000 other operating expenses, mainly those related to bank service charges because the Corporation ceased using a third-party bank for its item processing activities and rather used its own personnel and technology.

Income Tax Expense. The Corporation's effective tax rate was 26.5% during 2001 compared to 30.0% during 2000. The decrease occurred as a result of certain tax reduction efforts initiated during 2001 and 2000.

Comparison of Years Ended December 31, 2000 and December 31, 1999

Net Income. Net income was $4.482 million for the fiscal year ended December 31, 2000, an increase of $60,000 compared with the year ended December 31, 1999.

While net income is essentially unchanged from 1999, the Corporation's basic earnings per share increased by 10% to $1.76 per share during 2000 due to the 84,706 net decrease in shares outstanding during the year. This decrease occurred as a result of the Corporation's share repurchases during 2000 which resulted in the repurchase of 138,112 shares of common stock, less 41,250 shares issued as a result of stock option exercises and less 12,156 shares allocated to employee stock ownership plan participants at year end.

Total Interest Income. For the year ended December 31, 2000, total interest income increased to $48.7 million compared to $47.0 million from the year ended December 31, 1999. The $1.7 million increase in interest income was mainly the result of a $14.3 million increase in the average balance of loans receivable combined with a 27 basis point increase in the average rate received on such loans. This rate increase is the result of the Corporation's loan origination and purchase activities during 2000, a period during which market interest rates, and thus the interest rates on new loans closed and purchased, were higher than those on the Corporation's existing portfolio.

Interest income also increased due to a 23 basis point increase in the average interest rate on mortgage-backed securities. This rate increase also is the result of the Corporation's securities purchases during 2000, a period in which market interest rates on new purchases exceeded those interest rates on the Corporation's existing mortgage-backed securities.

Total Interest Expense. Total interest expense increased to $28.9 million for the year ended December 31, 2000. This increase is mainly the result of higher market interest rates during the period and, consequently, higher rates paid on the Corporation's new certificates of deposit and borrowings.

Allowance for Loan Losses. The allowance for loan losses was approximately $1.7 million at December 31, 2000 and $1.9 million at December 31, 1999. Non-performing loans were approximately $1.5 million at December 31, 2000 compared to $1.4 million a year earlier. Charge-off's were $613,000 during 2000 compared to $292,000 during 1999. The increase in charge-off's during 2000 is largely the result of a one-time, comprehensive review of the Corporation's student loan portfolio. At December 31, 2000 the allowance for loan losses was 116.0% of non-performing loans as compared to 145.6% of non-performing loans at December 31, 1999. While management maintains Third Federal's allowance for losses at a level which it considers to be adequate to provide for potential losses, there can be no assurance that further additions will not be made to the allowance and that such losses will not exceed the estimated amounts.

Non-Interest Income. Total non-interest income was $1.4 million during 2000 compared with $1.6 million during 1999. During 1999 the Corporation recorded a one-time gain of $350,000 on the sale of real estate held for investment compared to no such gain during 2000.

Non-interest Expense. Total non-interest expense increased by $875,000 during 2000 compared to 1999. This increase occurred mainly from $569,000 increase in employee compensation and benefits, the result of the full year effect of two new branch offices, lending, sales and support staff associated with the expansion of the Corporation's retail banking facilities throughout 1999 and early 2000. In addition, during 2000 the Corporation increased its advertising expenditures by $391,000 and decreased by $333,000 expenditures related to the use of outside professional services for special projects.

Income Tax Expense. The Corporation's effective tax rate was 30.0% during 2000 compared to 35.1% during 1999. The decrease occurred as a result of certain tax reduction efforts initiated during 1998 and 1999.

Liquidity and Capital Resources

Liquidity. The Savings Bank's liquidity is a measure of its ability to fund loans, pay withdrawals of deposits, and other cash outflows in an efficient, cost-effective manner. The Savings Bank's primary sources of funds are deposits, borrowings, and scheduled amortization and prepayment of loan and mortgage-backed security principal. During the past several years, the Savings Bank has used such funds primarily to fund maturing time deposits, pay savings withdrawals, fund lending commitments, purchase new investments, repurchase its common stock, and increase the Savings Bank's, along with the Corporation's, liquidity. The Savings Bank is currently able to fund its operations internally but has, when deemed prudent, borrowed funds from the Federal Home Loan Bank. As of December 31, 2001, such borrowed funds totaled $222.4 million. Loan prepayments, maturing investments and mortgage-backed security prepayments are greatly influenced by general interest rates, economic conditions and competition.

The amount of certificate accounts that are scheduled to mature during the twelve months ending December 31, 2002, is approximately $100.0 million. To the extent that these deposits do not remain at the Savings Bank upon maturity, the Savings Bank believes that it can replace these funds with deposits, excess liquidity, FHLB advances or other borrowings. It has been the Savings Bank's experience that substantial portions of such maturing deposits remain at the Savings Bank.

At December 31, 2001, the Savings Bank had outstanding commitments to originate loans or fund unused lines of credit of $28.8 million. Funds required to fill these commitments will be derived primarily from current excess liquidity, deposit inflows or loan and security repayments. At December 31, 2001, the Savings Bank had no outstanding commitments to sell loans.

Capital. Under current regulations, the Savings Bank must have core capital equal to 4% of adjusted total assets and risk-based capital equal to 8% of risk-weighted assets, of which 1.5% must be tangible capital, excluding goodwill and certain other intangible assets. On December 31, 2001, the Savings Bank met its three regulatory capital requirements.

Management believes that under current regulations, the Savings Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Savings Bank, such as increased interest rates or a downturn in the economy in areas in which the Savings Bank operates, could adversely affect future earnings and as a result, the ability of the Savings Bank to meet its future minimum capital requirements.

Asset and Liability Management

The Savings Bank has established an Asset/Liability Management Committee (ALCO) for the purpose of monitoring and managing market risk, which is defined as the risk of loss of net interest income or economic value arising from changes in market interest rates and prices.

The type of market risk which most affects the Corporation's financial instruments is interest rate risk, which is best quantified by measuring the change in net interest income that would occur under specific changes in interest rates. Substantially all of the Savings Bank's interest bearing assets and liabilities are exposed to interest rate risk. Loss of economic value is measured using reports generated by the OTS wherein the current market value of portfolio equity, or economic value, is measured at different hypothetical interest rate levels centered on the current term structure of interest rates. Gap reports are used to measure the amount of, and expected change during a one-year forward period, the net amount of assets and liabilities repricing, pre-paying and maturing during future periods.

Because the Corporation's bank subsidiary is a savings bank and is regulated by the OTS, it has policies or procedures in place for measuring interest rate risk. These policies and procedures stipulate acceptable levels of interest rate risk.

Interest Rate Risk Measurements. In order to measure interest rate risk internally, the Corporation uses computer programs which enable it to simulate the changes that will occur to the Savings Bank's net interest income ("NII") over several interest rate scenarios which are developed by "shocking" market interest rates (i.e. moving them immediately and permanently) up and down in 100 basis point increments from their current levels, and by "ramping" interest rates in such a manner as to adversely affect the Savings Bank's simulated net interest income. In addition to the level of interest rates, the most critical assumption regarding the estimated amount of the Savings Bank's NII is the expected prepayment speed of the Savings Bank's 1-4 family residential loans, and related mortgage-backed securities, the book value of which comprises approximately 58% of the Corporation's total assets. For this prepayment speed assumption the Corporation uses median expected prepayment speeds which are obtained from a reliable third party source. The Corporation also incorporates into its simulations the effects of the interest rate caps and interest rate floors that are part of the majority of the Savings Bank's variable rate loans.

The Corporation uses its business planning forecast as the basis for its NII simulations. Therefore, planned business activities are incorporated into the measurement horizon. Such activities include assumptions about substantial new loan and deposit volumes, the pricing of loan and deposit products, and other assumptions about future activities that may or may not be realized. In order to quantify the Corporation's NII exposure at December 31, 2001, the Corporation focused on the simulation of net interest income in the "shocked up 200 basis points" and "shocked down 100 basis points" scenarios. The Corporation also used the results of the OTS model's forecast of market value of portfolio equity under different interest rate scenarios. In addition, the Corporation prepared current period and one-year forward "gap" reports in order to show potential mis-matches of repricing or cash flows from the Corporation's current and projected interest rate sensitive assets and liabilities. ALCO evaluated the simulation results, the OTS model results and the "gap" reports and will make adjustments to the Savings Bank's planned activities if in its view there is a need to do so.

At December 31, 2001, the most adverse change in net interest income over the one-year horizon commencing January 1, 2002 using the "shocked up 200 basis points" and "shocked down 100 basis points" simulation methodologies was a $3.2 million or a 15% decrease in expected net interest income. The Corporation estimated its one-year positive gap (i.e. assets repricing/maturing in excess of liabilities repricing/maturing) to be $65.5 million in the "shocked up 200 basis points" scenario, and $135.4 million in the "shocked down 100 basis points" scenario, compared to $87.8 million under the "rates unchanged" interest rate scenario. However, these measurements are highly subjective in nature and are not intended to be a forecast of net interest income under any rate scenario for the year 2002 or for any other period.

Impact of Inflation and Changing Prices

The consolidated financial statements and related data have been prepared in accordance with accounting principles generally accepted in the United States of America which require the measurement of financial position and operating results in terms of historical dollars, without consideration for changes in the relative purchasing power of money over time caused by inflation.

Unlike industrial companies, nearly all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services, since such goods and services are affected by inflation. In the current interest rate environment, liquidity and the maturity structure of the Savings Bank's assets and liabilities are critical to the maintenance of acceptable performance levels.

Accountants and
Management Consultants
The US Member Firm of
Grant Thornton International

Grant Thornton

GRANT THORNTON LLP

Report of Independent Certified Public Accountants

Board of Directors
TF Financial Corporation

We have audited the accompanying consolidated statements of financial position of TF Financial Corporation and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of earnings, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the following consolidated financial statements present fairly, in all material respects, the consolidated financial position of TF Financial Corporation and Subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Philadelphia, Pennsylvania
January 24, 2002

Suite 3100
Two Commerce Square
2001 Market Street
Philadelphia, PA 19103-7080
Tel: 215 561-4200
Fax: 215 561-1066

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

ASSETS	December 31, 2001	December 31, 2000
	(in thousands)	
Cash and cash equivalents	$ 69,139	$ 10,618
Certificates of deposit in other financial institutions	194	191
Investment securities available for sale - at fair value	22,671	18,865
Investment securities held to maturity (fair value of $9,830 and $61,919 as of December 31, 2001 and 2000, respectively)	9,866	63,461
Mortgage-backed securities available for sale - at fair value	99,763	97,914
Mortgage-backed securities held to maturity (fair value of $94,735 and $133,458 as of December 31, 2001 and 2000, respectively)	93,367	135,142
Loans receivable, net	377,635	361,806
Federal Home Loan Bank stock - at cost	11,368	13,042
Accrued interest receivable	4,154	5,523
Premises and equipment, net	7,484	9,410
Goodwill and other intangible assets, net	5,099	5,809
Other assets	10,464	1,516
TOTAL ASSETS	$711,204	$723,297
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Deposits	$422,052	$400,851
Advances from the Federal Home Loan Bank	222,359	244,859
Other borrowings	–	14,962
Advances from borrowers for taxes and insurance	1,241	1,158
Accrued interest payable	3,762	4,670
Other liabilities	3,815	3,688
Total liabilities	653,229	670,188
Stockholders' equity		
Preferred stock, no par value; 2,000,000 shares authorized at December 31, 2001 and 2000, none issued	–	–
Common stock, $0.10 par value; 10,000,000 shares authorized, 5,290,000 shares issued, 2,465,986 and 2,491,454 shares outstanding at December 31, 2001 and 2000, respectively, net of shares in treasury: 2001 - 2,571,712; 2000 - 2,534,088	529	529
Retained earnings	56,370	52,061
Additional paid-in capital	51,652	51,704
Unearned ESOP shares	(2,523)	(2,644)
Shares acquired by MSBP	–	(4)
Treasury stock - at cost	(48,838)	(48,173)
Accumulated other comprehensive income (loss)	785	(364)
Total stockholders' equity	57,975	53,109
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$711,204	$723,297

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF EARNINGS

	Year ended December 31,		
	2001	2000	1999
	(in thousands, except per share data)		
Interest income			
Loans, including fees	$ 28,443	$ 23,756	$ 21,843
Mortgage-backed securities	13,749	18,449	17,831
Investment securities	3,015	6,180	6,646
Interest-bearing deposits and other	1,540	323	702
TOTAL INTEREST INCOME	46,747	48,708	47,022
Interest expense			
Deposits	14,043	15,082	14,645
Borrowings	12,865	13,839	13,329
TOTAL INTEREST EXPENSE	26,908	28,921	27,974
NET INTEREST INCOME	19,839	19,787	19,048
Provision for possible loan losses	500	410	300
NET INTEREST INCOME AFTER PROVISION FOR POSSIBLE LOAN LOSSES	19,339	19,377	18,748
Non-interest income			
Service fees, charges and other operating income	1,734	1,353	1,239
Gain on sale of deposits	1,092	–	–
Gain on sale of real estate held for investment	444	–	350
Gain (loss) on sale of investment and mortgage-backed securities	(126)	46	–
Gain on sale of loans	28	33	–
TOTAL NON-INTEREST INCOME	3,172	1,432	1,589
Non-interest expense			
Employee compensation and benefits	7,865	7,376	6,805
Occupancy and equipment	2,493	2,392	2,055
Federal deposit insurance premium	75	85	258
Professional fees	486	385	718
Advertising	507	711	320
Other operating	2,572	2,694	2,552
Amortization of goodwill and other intangible assets	710	761	821
TOTAL NON-INTEREST EXPENSE	14,708	14,404	13,529
INCOME BEFORE INCOME TAXES	7,803	6,405	6,808
Income taxes	2,070	1,923	2,386
NET INCOME	$ 5,733	$ 4,482	$ 4,422
Earnings per share – basic	$ 2.32	$ 1.76	$ 1.60
Earnings per share – diluted	$ 2.15	$ 1.71	$ 1.52

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Years ended December 31, 2001, 2000 and 1999

(in thousands, except share data)

	Common stock Shares	Common stock Par value	Additional paid-in capital	Unearned ESOP shares	Shares acquired by MSBP	Treasury stock	Retained earnings	Accumulated other comprehensive income (loss)	Total	Comprehensive income
Balance at January 1, 1999	2,857,932	$529	$51,877	$(2,888)	$ (468)	$(42,386)	$45,842	$ 154	$52,660	
Allocation of ESOP shares	12,156	–	86	122	–	–	–	–	208	
Amortization of MSBP expense	–	–	33	–	397	–	–	–	430	
Purchase of treasury stock	(303,578)	–	–	–	–	(4,800)	–	–	(4,800)	
Cash dividends – common stock	–	–	–	–	–	–	(1,359)	–	(1,359)	
Exercise of options	9,650	–	(65)	–	–	190	–	–	125	
Other comprehensive loss, net of taxes	–	–	–	–	–	–	–	(3,239)	(3,239)	$(3,239)
Net income for the year ended December 31, 1999	–	–	–	–	–	–	4,422	–	4,422	4,422
Comprehensive income										$ 1,183
Balance at December 31, 1999	2,576,160	$529	$51,931	$(2,766)	$ (71)	$(46,996)	$48,905	$(3,085)	$48,447	
Allocation of ESOP shares	12,156	–	52	122	–	–	–	–	174	
Amortization of MSBP expense	–	–	33	–	67	–	–	–	100	
Purchase of treasury stock	(138,112)	–	–	–	–	(1,972)	–	–	(1,972)	
Cash dividends – common stock	–	–	–	–	–	–	(1,326)	–	(1,326)	
Exercise of options	41,250	–	(312)	–	–	795	–	–	483	
Other comprehensive income, net of taxes	–	–	–	–	–	–	–	2,721	2,721	$ 2,721
Net income for the year ended December 31, 2000	–	–	–	–	–	–	4,482	–	4,482	4,482
Comprehensive income										$ 7,203
Balance at December 31, 2000	2,491,454	$529	$51,704	$(2,644)	$ (4)	$(48,173)	$52,061	$ (364)	$53,109	
Allocation of ESOP shares	12,156	–	112	121	–	–	–	–	233	
Amortization of MSBP expense	–	–	3	–	4	–	–	–	7	
Purchase of treasury stock	(60,900)	–	–	–	–	(1,110)	–	–	(1,110)	
Cash dividends – common stock	–	–	–	–	–	–	(1,424)	–	(1,424)	
Exercise of options	23,276	–	(167)	–	–	445	–	–	278	
Other comprehensive income, net of taxes	–	–	–	–	–	–	–	1,149	1,149	$ 1,149
Net income for the year ended December 31, 2001	–	–	–	–	–	–	5,733	–	5,733	5,733
Comprehensive income										$ 6,882
Balance at December 31, 2001	2,465,986	$529	$51,652	$(2,523)	$ –	$(48,838)	$56,370	$ 785	$57,975	

The accompanying notes are an integral part of this statement.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,		
	2001	2000	1999
		(in thousands)	
OPERATING ACTIVITIES			
Net income	$ 5,733	$ 4,482	$ 4,422
Adjustments to reconcile net income to net cash provided by operating activities			
Amortization of			
Mortgage loan servicing rights	14	13	14
Deferred loan origination fees	(387)	(119)	(75)
Premiums and discounts on investment securities, net	36	65	36
Premiums and discounts on mortgage-backed securities and loans, net	(72)	(544)	607
Goodwill and other intangibles	710	761	821
Deferred income taxes	(172)	(122)	99
Provision for loan losses and provision for losses on real estate	510	459	306
Depreciation of premises and equipment	1,092	1,040	903
Increase in value of bank-owned life insurance	(174)	–	–
Stock-based benefit programs	240	274	637
(Gain) loss on sale of			
Investment and mortgage-backed securities	126	(46)	–
Real estate acquired through foreclosure	(27)	(48)	(5)
Property, equipment and real estate held for investment	(444)	–	(350)
Mortgage loans	(28)	(33)	–
Deposits	(1,092)	–	–
(Increase) decrease in			
Accrued interest receivable	1,369	(565)	(400)
Other assets	248	(283)	(210)
Increase (decrease) in			
Accrued interest payable	(908)	921	(417)
Other liabilities	(470)	(122)	(2,822)
NET CASH PROVIDED BY OPERATING ACTIVITIES	6,304	6,133	3,566
INVESTING ACTIVITIES			
Loan originations and principal payments on loans, net	57,493	(2,831)	35,634
Principal repayments on mortgage-backed securities held to maturity	41,456	24,827	56,448
Principal repayments on mortgage-backed securities available for sale	22,415	11,925	20,258
Purchases of loans	(74,647)	(72,990)	(83,643)
Proceeds from loan sales	1,480	1,669	–
Purchases and maturities of certificates of deposit in other financial institutions, net	(3)	656	1,391
Purchases of investment and mortgage-backed securities held to maturity	–	(96,595)	(189,650)
Purchase of investment securities and mortgage-backed securities available for sale	(47,364)	(11,508)	(108,882)

(Continued)

CONSOLIDATED STATEMENTS OF CASH FLOWS – Continued

	Year ended December 31, 2001	2000	1999
		(in thousands)	
Purchase of bank-owned life insurance	$ (9,000)	$ –	$ –
Proceeds from maturities of investment securities held to maturity	51,233	99,726	174,104
Proceeds from maturities of investment securities available for sale	18,501	–	6,000
Proceeds from the sale of investment and mortgage-backed securities available for sale	4,890	41,892	3,145
(Purchase) redemption of Federal Home Loan Bank stock	1,674	–	(3,874)
Sale (purchase) of property, equipment and real estate held for investment	1,635	–	2,698
Proceeds from sales of real estate acquired through foreclosure	163	452	195
Purchase of premises and equipment	(357)	(1,273)	(1,063)
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	69,569	(4,050)	(87,239)
FINANCING ACTIVITIES			
Net increase (decrease) in demand deposit/NOW accounts, passbook savings accounts and certificates of deposit	31,989	(847)	(37,215)
Funding of sale of deposits	(9,706)	–	–
Net increase (decrease) in advances from Federal Home Loan Bank	(22,500)	(3,674)	85,174
Net increase (decrease) in securities sold under agreements to repurchase	(14,962)	(804)	15,766
Net increase (decrease) in advances from borrowers for taxes and insurance	83	(40)	(6)
Treasury stock acquired	(1,110)	(1,972)	(4,800)
Exercise of stock options	278	483	125
Common stock dividends paid	(1,424)	(1,326)	(1,359)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(17,352)	(8,180)	57,685
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	58,521	(6,097)	(25,988)
Cash and cash equivalents at beginning of year	10,618	16,715	42,703
Cash and cash equivalents at end of year	$69,139	$10,618	$ 16,715
Supplemental disclosure of cash flow information			
Cash paid for			
Interest on deposits and advances from Federal Home Loan Bank	$27,816	$28,122	$ 28,391
Income taxes	$ 2,495	$ 1,675	$ 1,940
Non-cash transactions			
Transfers from loans to real estate acquired through foreclosure	$ –	$ 127	$ 434

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001 and 2000

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

TF Financial Corporation (TF Financial) is a unitary savings and loan holding company, organized under the laws of the State of Delaware, which conducts its consumer banking operations primarily through its wholly owned subsidiary, Third Federal Savings Bank (Third Federal or the Bank). Third Federal is a federally chartered-stock savings bank insured by the Federal Deposit Insurance Corporation. Third Federal is a community-oriented savings institution that conducts operations from its main office in Newtown, Pennsylvania, ten full-service branch offices located in Philadelphia and Bucks counties, Pennsylvania, and three full-service branch offices located in Mercer County, New Jersey. The Bank competes with other banking and financial institutions in its primary market communities, including financial institutions with resources substantially greater than its own. Commercial banks, savings banks, savings and loan associations, credit unions and money market funds actively compete for savings and time deposits and loans. Such institutions, as well as consumer finance and insurance companies, may be considered competitors of the Bank with respect to one or more of the services it renders.

The Bank is subject to regulations of certain state and federal agencies and, accordingly, those regulatory authorities periodically examine it. As a consequence of the extensive regulation of commercial banking activities, the Bank's business is particularly susceptible to being affected by state and federal legislation and regulations.

1. Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of TF Financial and its wholly owned subsidiaries: Third Federal, and its wholly owned subsidiary, Third Delaware Corporation, TF Investments, Teragon Financial Corporation and Penns Trail Development Corporation (collectively, the Corporation). All material intercompany balances and transactions have been eliminated in consolidation.

The accounting policies of the Corporation conform to accounting principles generally accepted in the United States of America (US GAAP) and predominant practices within the banking industry. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The more significant accounting policies are summarized below.

2. Cash and Cash Equivalents

The Corporation considers cash, due from banks, federal funds sold and interest-bearing deposits in other financial institutions, with original terms to maturity of less than three months, as cash equivalents for presentation purposes in the consolidated statements of financial position and cash flows.

3. Investment and Mortgage-Backed Securities

The Corporation accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Corporation classifies its investment, mortgage-backed and marketable equity securities in one of three categories: held to maturity, trading, or available for sale. The Corporation does not presently engage in security trading activities.

Investment, mortgage-backed and marketable equity securities available for sale are stated at fair value, with net unrealized gains and losses excluded from income and reported in other comprehensive income. Realized gains and losses on the sale of securities are recognized using the specific identification method.

Investment and mortgage-backed securities held to maturity are carried at cost, net of unamortized premiums and discounts, which are recognized in interest income using the interest method. The Corporation has the ability and it is management's intention to hold such assets to maturity.

The Corporation accounts for derivatives under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended in June, 1999 by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133," and in June, 2000, by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," (collectively SFAS No. 133). SFAS No. 133 requires that entities recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. Under SFAS No. 133 an entity may designate a derivative as a hedge of exposure to either changes in: (a) fair value of a recognized asset or liability or firm commitment, (b) cash flows of a recognized or forecasted transaction, or (c) foreign currencies of a net investment in foreign operations, firm commitments, available-for-sale securities or a forecasted transaction. Depending upon the effectiveness of the hedge and/or the transaction being hedged, any change in the fair value of the derivative instrument is either recognized in earnings in the current year, deferred to future periods, or recognized in other comprehensive income. Changes in the fair value of all derivative instruments not recognized as hedge accounting are recognized in current year earnings

SFAS No. 119 "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments" ("SFAS 119") requires disclosures about financial instruments, which are defined as futures, forwards, swap and option contracts and other financial instruments with similar characteristics. On balance sheet receivables and payables are excluded from this definition. The Company did not hold any derivative financial instruments as defined by SFAS No. 119 at December 31, 2001, 2000 or 1999.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

December 31, 2001 and 2000

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

4. Loans Receivable

Loans receivable are stated at unpaid principal balances less the allowance for loan losses and net deferred loan origination fees and unamortized premiums. Loan origination fees and unamortized premiums on mortgage loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for actual prepayments.

Management's periodic evaluation of the adequacy of the loan loss allowance is based on the Bank's historical loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions. Actual losses may be higher or lower than historical trends, which vary. The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries).

The Bank provides an allowance for accrued but uncollected interest when the loan becomes more than ninety days past due or is identified as impaired. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments is no longer impaired, in which case the loan is returned to accrual status.

The Corporation accounts for loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan – Income Recognition and Disclosures." SFAS No. 114 requires that a creditor measure impairment based on the present value of expected future cash flows discounted at the loan's effective interest rate, except that as a practical expedient, a creditor may measure impairment based on a loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. Regardless of the measurement method, a creditor must measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. SFAS No. 118 allows creditors to use existing methods for recognizing interest income on impaired loans.

The Bank identifies a loan as impaired when it is probable that interest and principal will not be collected according to the contractual terms of the loan agreement. The accrual of interest is discontinued on such loans and cash payments received are applied to reduce principal.

Loan impairment is measured by estimating the expected future cash flows and discounting them at the respective effective interest rate or by valuing the underlying collateral. When necessary an allowance for loan losses has been established for all loans identified as impaired.

On July 6, 2001, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 102, Selected Loan Loss Allowance Methodology and Documentation Issues, SAB No. 102 provides guidance on the development, documentation, and application of a systematic methodology for determining the allowance for loan loses in accordance with US GAAP. The adoption of SAB No. 102 did not have a material impact on the Corporation's financial position or results of operations.

5. Premises and Equipment

Land is carried at cost. Buildings and furniture, fixtures and equipment are carried at cost less accumulated depreciation. Depreciation is provided by the straight-line method over the estimated useful lives of the assets.

In August 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 retains the existing requirements to recognize and measure the impairment of long-lived assets to be held and used or to be disposed of by sale. However, SFAS No. 144 makes changes to the scope and certain measurement requirements of existing accounting guidance. SFAS No. 144 also changes the requirements relating to reporting the effects of a disposal or discontinuation of a segment of a business. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The adoption of this statement is not expected to have a significant impact on the financial condition or results of operations of the Corporation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

December 31, 2001 and 2000

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

6. Goodwill and Other Intangible Assets

The Bank acquired three Mercer County, New Jersey offices and related deposits of Cenlar Federal Savings Bank. The Bank assumed $137.6 million in deposits in exchange for $126.5 million in cash. As a result of the acquisition, the Bank recorded core deposit intangible of $2.9 million and goodwill of $6.6 million. The core deposit intangible acquired is being amortized on an accelerated basis over 10 years. The goodwill acquired is being amortized on a straight-line basis over 15 years. Amortization expense for 2001, 2000 and 1999 was $710,000, $761,000, and $819,000, respectively.

On July 20, 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Intangible Assets." SFAS No. 141 is effective for all business combinations completed after June 30, 2001. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001; however, certain provisions of this Statement apply to goodwill and other intangible assets acquired between July 1, 2001 and the effective date of SFAS No. 142. Major provisions of these Statements and their effective dates for the Corporation are as follows:

- all business combinations initiated after June 30, 2001 must use the purchase method of accounting. The pooling of interest method of accounting is prohibited except for transactions initiated before July 1, 2001.
- intangible assets acquired in a business combination must be recorded separately from goodwill if they arise from contractual or other legal rights or are separable from the acquired entity and can be sold, transferred, licensed, rented or exchanged, either individually or as part of a related contract, asset or liability
- goodwill, as well as intangible assets with indefinite lives, acquired after June 30, 2001, will not be amortized. Effective January 1, 2002, all previously recognized goodwill and intangible assets with indefinite lives will no longer be subject to amortization.
- effective January 1, 2002, goodwill and intangible assets with indefinite lives will be tested for impairment annually and whenever there is an impairment indicator.
- all acquired goodwill must be assigned to reporting units for purposes of impairment testing and segment reporting.

The goodwill acquired from the acquisition of the offices and related deposits of Cenlar Federal Savings Bank was recorded as an unidentifiable intangible asset under SFAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions", and is not at the present time subject to the provisions of SFAS No. 142. Accordingly, the Corporation will continue to amortize all of its goodwill as of January 1, 2002.

7. Transfers of Financial Assets

The Corporation accounted for the transfer of financial assets in accordance with SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," as amended by SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of SFAS No. 125." SFAS No. 125 applies a control-oriented, financial components approach to financial asset transfer transactions whereby the Corporation: (1) recognizes the financial and servicing assets it controls and the liabilities it has incurred; (2) derecognizes financial assets when control has been surrendered; and (3) derecognizes liabilities once they are extinguished. Under SFAS No. 125, control is considered to have been surrendered only if: (l) the transferred assets have been isolated from the transferor and its creditors, even in bankruptcy or other receivership; (ii) the transferee has the right to pledge or exchange the transferred assets or is a qualifying special-purpose entity, and the holders of beneficial interests in that entity have the right to pledge or exchange those interests; and (iii) the transferor does not maintain effective control over the transferred assets through an agreement which both entitles and obligates it to repurchase or redeem those assets prior to maturity, or through an agreement which entitles it to repurchase or redeem those assets if they were not readily obtainable elsewhere. If any of these conditions are not met, the Corporation accounts for the transfer as a secured borrowing.

In September 2000, the FASB issued SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," replacing SFAS No. 125. This new statement revises the standard for accounting and reporting for transfers and servicing of financial assets and extinguishments of liabilities. The new standard is based on consistent application of a financial-components approach that recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished. The standard provides consistent guidelines for distinguishing transfers of financial assets from transfers that are secured borrowings. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. However, for recognition and reclassification of collateral and for disclosures relating to securitizations transactions and collateral this statement is effective for fiscal years ending after December 15, 2000 with earlier application not allowed and is to be applied prospectively. The adoption of this new standard did not have a material impact upon the Corporation's consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

December 31, 2001 and 2000

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

8. Benefit Plans

The Corporation has established an Employee Stock Ownership Plan (ESOP) covering eligible employees with six months of service, as defined by the ESOP. The Corporation accounts for the ESOP in accordance with the American Institute of Certified Public Accountants' Statement of Position (SOP) 93-6, "Employers' Accounting for Employee Stock Ownership Plans." SOP 93-6 addresses the accounting for shares of stock issued to employees by an ESOP. SOP 93-6 requires that the employer record compensation expense in the amount equal to the fair value of shares committed to be released from the ESOP to employees. In addition, the Corporation established a Management Stock Bonus Plan (MSBP) for directors and key personnel.

The Corporation accounts for stock-based compensation in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, the standard permits entities to continue accounting for employee stock options and similar instruments under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net income and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied. The Corporation's employee stock option plan is accounted for under APB Opinion No. 25.

9. Income Taxes

The Corporation accounts for income taxes under the liability method specified in SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Under SFAS No. 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

10. Advertising Costs

The Corporation expenses advertising costs as incurred.

11. Earnings Per Share

The Corporation follows the provisions of SFAS No. 128, "Earnings Per Share." Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted average common shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

December 31, 2001 and 2000

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

12. Comprehensive Income

The Corporation follows SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards to provide prominent disclosure of comprehensive income items. Comprehensive income is the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The Corporation's other comprehensive income consists of net unrealized gains and losses on investment securities available for sale. Comprehensive income for 2001, 2000 and 1999 was $6,882,000, $7,203,000, and $1,183,000, respectively. The components of other comprehensive income (loss) are as follows:

	December 31, 2001		
	Before tax amount	Tax (expense) benefit	Net of tax amount
		(in thousands)	
Unrealized gains on securities			
Unrealized holding gains arising during period	$ 1,872	$ (640)	$ 1,232
Reclassification adjustment for losses realized in net income	126	(43)	83
Other comprehensive income, net	$ 1,746	$ (597)	$ 1,149

	December 31, 2000		
	Before tax amount	Tax (expense) benefit	Net of tax amount
		(in thousands)	
Unrealized gains on securities			
Unrealized holding gains arising during period	$ 4,165	$ (1,414)	$ 2,751
Reclassification adjustment for gains realized in net income	(46)	16	(30)
Other comprehensive income, net	$ 4,119	$ (1,398)	$ 2,721

	December 31, 1999		
	Before tax amount	Tax (expense) benefit	Net of tax amount
		(in thousands)	
Unrealized losses on securities			
Unrealized holding losses arising during period	$ (4,927)	$ 1,688	$ (3,239)
Other comprehensive loss, net	$ (4,927)	$ 1,688	$ (3,239)

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

December 31, 2001 and 2000

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

13. Segment Reporting

The Corporation follows SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 established standards for the way public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in subsequent interim financial reports issued to shareholders. It also establishes standards for related disclosure about products and services, geographic areas, and major customers. The statement requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and assess performance. The statement also requires that public enterprises report a measure of segment profit or loss, certain specific revenue and expense items and segment assets. It also requires that information be reported about revenues derived from the enterprises' products or services, or about the countries in which the enterprises earn revenues and holds assets, and about major customers, regardless of whether that information is used in making operating decisions.

The Corporation has one reportable segment, "Community Banking." All of the Corporation's activities are interrelated, and each activity is dependent and assessed based on how each of the activities of the Corporation supports the others. For example, commercial lending is dependent upon the ability of the Bank to fund itself with retail deposits and other borrowings and to manage interest rate and credit risk. This situation is also similar for consumer and residential mortgage lending. Accordingly, all significant operating decisions are based upon analysis of the Corporation as one operating segment or unit.

14. Reclassifications

Certain prior year amounts have been reclassified to conform to the current period presentation.

NOTE B – CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	December 31,	
	2001	2000
	(in thousands)	
Cash and due from banks	$11,176	$ 8,744
Interest-bearing deposits in other financial institutions	57,863	1,774
Federal funds sold	100	100
	$69,139	$10,618

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

December 31, 2001 and 2000

NOTE C – SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

The Bank has entered into purchases of securities under agreements to resell substantially identical securities. However, there were no securities purchased under agreements to resell at during the years ended December 31, 2001 or 2000.

NOTE D – INVESTMENT AND MORTGAGE-BACKED SECURITIES

The amortized cost, gross unrealized gains and losses, and fair value of the Corporation's investment and mortgage-backed securities at December 31, 2001 and 2000, are summarized as follows:

	December 31, 2001			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in thousands)			
Investment securities held to maturity				
State and political subdivisions	$ 5,743	$ 44	–	$ 5,787
Corporate debt securities	4,123	–	(80)	4,043
	9,866	44	(80)	9,830
Mortgage-backed securities held to maturity	93,367	1,449	(81)	94,735
	$103,233	$1,493	$(161)	$104,565
Investment securities available for sale				
U.S. Government and federal agencies	$ 11,018	$ 10	$ (99)	$ 10,929
Corporate debt securities	11,070	202	(27)	11,245
Mutual funds	500	–	(3)	497
	22,588	212	(129)	22,671
Mortgage-backed securities available for sale	98,656	1,491	(384)	99,763
	$121,244	$1,703	$(513)	$122,434

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

December 31, 2001 and 2000

NOTE D – INVESTMENT AND MORTGAGE-BACKED SECURITIES – Continued

	December 31, 2000			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in thousands)			
Investment securities held to maturity				
U.S. Government and federal agencies	$ 52,499	$ 11	$(1,494)	$ 51,016
State and political subdivisions	5,958	133	(112)	5,979
Corporate debt securities	5,004	–	(80)	4,924
	63,461	144	(1,686)	61,919
Mortgage-backed securities held to maturity	135,142	339	(2,023)	133,458
	$198,603	$ 483	$(3,709)	$195,377
Investment securities available for sale				
U.S. Government and federal agencies	$ 12,003	$ –	$ (36)	$ 11,967
Corporate debt securities	6,034	–	(30)	6,004
Mutual funds	500	–	(6)	494
Other	500	–	(100)	400
	19,037	–	(172)	18,865
Mortgage-backed securities available for sale	98,298	173	(557)	97,914
	$117,335	$ 173	$ (729)	$116,779

Gross realized gains were $7,000, $151,000, and $-0- for the years ended December 31, 2001, 2000 and 1999, respectively. These gains resulted from the sale of investment and mortgage-backed securities of $507,000, $18.9 million, and $3.1 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Gross realized losses were $133,000, $105,000, and $-0- for the years ended December 31, 2001, 2000 and 1999, respectively. These losses resulted from the sale of investment and mortgage-backed securities of $4.4 million, $23.0 million, and $-0- for the years ended December 31, 2001, 2000 and 1999, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

December 31, 2001 and 2000

NOTE D – INVESTMENT AND MORTGAGE-BACKED SECURITIES – Continued

The amortized cost and fair value of investment and mortgage-backed securities, by contractual maturity, are shown below.

	December 31, 2001			
	Held to maturity		Available for sale	
	Amortized cost	Fair value	Amortized cost	Fair value
	(in thousands)			
Investment securities				
Due in one year or less	–	–	$ 2,521	$ 2,536
Due after one year through five years	$ 4,453	$ 4,374	20,067	20,135
Due after five years through 10 years	3,144	3,166	–	–
Due after 10 years	2,269	2,290	–	–
	9,866	9,830	22,588	22,671
Mortgage-backed securities	93,367	94,735	98,656	99,763
	$103,233	$104,565	$121,244	$122,434

The amortized cost, gross unrealized gains and losses, and estimated market value of mortgage-backed securities, by issuer, are summarized as follows:

	December 31, 2001			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in thousands)			
Mortgage-backed securities held to maturity				
FHLMC certificates	$35,000	$ 789	$ (36)	$35,754
FNMA certificates	15,739	168	(35)	15,871
GNMA certificates	29,877	274	–	30,151
Real estate mortgage investment conduit	12,550	218	(3)	12,765
Other mortgage-backed securities	201	–	(7)	194
	$93,367	$1,449	$ (81)	$94,735
Mortgage-backed securities available for sale				
FHLMC certificates	$ 1,077	$ 31	–	$ 1,108
FNMA certificates	22,415	74	(30)	22,459
GNMA certificates	5,462	53	–	5,515
Real estate mortgage investment conduit	69,702	1,333	(354)	70,681
	$98,656	$1,491	$(384)	$99,763

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

December 31, 2001 and 2000

NOTE D – INVESTMENT AND MORTGAGE-BACKED SECURITIES – Continued

	December 31, 2000			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in thousands)			
Mortgage-backed securities held to maturity				
FHLMC certificates	$ 45,971	$ 251	$ (420)	$ 45,802
FNMA certificates	20,756	26	(378)	20,404
GNMA certificates	41,090	48	(620)	40,518
Real estate mortgage investment conduit	27,043	14	(603)	26,454
Other mortgage-backed securities	282	–	(2)	280
	$135,142	$ 339	$(2,023)	$133,458
Mortgage-backed securities available for sale				
FHLMC certificates	$ 1,419	$ 17	$ (5)	$ 1,431
FNMA certificates	26,097	16	(434)	25,679
GNMA certificates	7,593	–	(32)	7,561
Real estate mortgage investment conduit	63,189	140	(86)	63,243
	$ 98,298	$ 173	$ (557)	$ 97,914

Investment securities having an aggregate amortized cost of approximately $4.0 and $21.0 million were pledged to secure public deposits at December 31, 2001 and 2000, respectively.

There were no securities held other than U.S. Government and agencies from a single issuer that represented more than 10% of stockholders' equity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

December 31, 2001 and 2000

NOTE E – LOANS RECEIVABLE

Loans receivable are summarized as follows:

	December 31, 2001	December 31, 2000
	(in thousands)	
First mortgage loans (principally conventional)		
Secured by one-to-four family residences	$222,016	$211,065
Secured by other non-residential properties	93,572	77,486
Construction loans	9,824	13,950
	325,412	302,501
Less net deferred loan origination fees and unamortized premiums	(633)	(1,501)
Total first mortgage loans	324,779	301,000
Consumer and other loans		
Commercial	9,285	14,630
Home equity and second mortgage	25,640	20,887
Leases	3,544	3,493
Other	16,154	23,113
	54,623	62,123
Unearned premiums	205	397
Total consumer and other loans	54,828	62,520
Less allowance for loan losses	(1,972)	(1,714)
Total loans receivable	$377,635	$361,806

Activity in the allowance for loan losses is summarized as follows:

	December 31, 2001	2000	1999
		(in thousands)	
Balance at beginning of year	$1,714	$1,917	$1,909
Provision charged to income	500	410	300
Charge-offs, net	(242)	(613)	(292)
Balance at end of year	$1,972	$1,714	$1,917

Non-performing loans, which include non-accrual loans for which the accrual of interest has been discontinued and loan balances past due over 90 days that are not on a non-accrual status but that management expects will eventually be paid in full, totaled approximately $3.8 million and $1.5 million at December 31, 2001 and 2000, respectively. Interest income that would have been recorded under the original terms of such loans totaled approximately $284,000, $112,000, and $70,000 for the years ended December 31, 2001, 2000 and 1999, respectively. No interest income has been recognized on non-accrual loans for any of the periods presented.

The Bank has no concentration of loans to borrowers engaged in similar activities that exceeded 10% of loans at December 31, 2001 and 2000. In the ordinary course of business, the Bank has granted loans to certain executive officers, directors and their related interests. Related party loans are made on substantially the same terms as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. The aggregate dollar amount of these loans was approximately $1,039,000, and $1,290,000 at December 31, 2001 and 2000, respectively. For the year ended December 31, 2001, principal repayments of approximately $251,000 were received and no funds were disbursed to executive officers, directors or their related interests.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

December 31, 2001 and 2000

NOTE F – LOAN SERVICING

Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial position. The unpaid principal balances of these loans are summarized as follows:

	December 31,	
	2001	2000
	(in thousands)	
Mortgage loan servicing portfolios		
FHLMC	$ 6,789	$ 9,209
Other investors	7,068	4,894
	$13,857	$14,103

Custodial balances maintained in connection with the foregoing loan servicing totaled approximately $287,000, and $240,000 at December 31, 2001 and 2000, respectively. The net servicing revenue on mortgage loans serviced for others is immaterial for all periods presented.

NOTE G – PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	Estimated useful lives	December 31, 2001	December 31, 2000
		(in thousands)	
Buildings	30 years	$ 5,772	$ 5,747
Leasehold improvements	5 years	1,264	1,263
Furniture, fixtures and equipment	3-7 years	8,123	7,849
		15,159	14,859
Less accumulated depreciation		10,201	9,166
		4,958	5,693
Land		2,526	3,717
		$ 7,484	$ 9,410

NOTE H – DEPOSITS

Deposits are summarized as follows:

	December 31,	
	2001	2000
	(in thousands)	
Demand	$ 18,200	$ 12,096
NOW	46,990	35,127
Money Market	42,557	44,325
Passbook savings	169,576	155,699
Total demand, transaction and passbook deposits	277,323	247,247
Certificates of deposit	144,729	153,604
	$422,052	$400,851

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was approximately $17.3 million and $17.5 million at December 31, 2001 and 2000, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

December 31, 2001 and 2000

NOTE H – DEPOSITS — Continued

At December 31, 2001, scheduled maturities of certificates of deposit are as follows:

Year ending December 31,						
2002	2003	2004	2005	2006	Thereafter	Total
			(in thousands)			
$99,994	$25,805	$8,423	$8,757	$1,414	$336	$144,729

NOTE I – ADVANCES FROM THE FEDERAL HOME LOAN BANK AND OTHER BORROWINGS

Advances from the Federal Home Loan Bank consist of the following:

	December 31,			
	2001		2000	
Contractual	Amount	Weighted average rate	Amount	Weighted average rate
	(in thousands)			
maturity date				
2001	$ –	– %	$ 47,500	6.75%
2002	15,000	5.52	5,000	6.05
2003	27,000	5.70	12,000	6.18
2004	52,000	5.23	52,000	5.23
2005	5,000	6.58	5,000	6.58
2006	25,000	5.44	25,000	5.44
2008	70,000	5.62	70,000	5.62
2009	25,000	4.86	25,000	4.86
2010	3,359	6.70	3,359	6.70
	$222,359	5.46%	$244,859	5.73%

The advances are collateralized by Federal Home Loan Bank stock and certain first mortgage loans and mortgage-backed securities. Unused lines of credit at the Federal Home Loan Bank were $20 million at December 31, 2001.

Other borrowings comprise repurchase agreements entered into with a primary broker-dealer. There were no borrowings categorized as other borrowings for the period ended December 31, 2001. At year end December 31, 2000, these agreements totaled $15.0 million, matured within one year at year end, were at interest rates of 6.61%, and were collateralized by investment and mortgage-backed securities of $20.8 million.

NOTE J – BENEFIT PLANS

The Bank maintains a 401(k) profit-sharing plan for eligible employees. Participants may contribute up to 15% of pretax eligible compensation. The Bank makes discretionary matching contributions equal to 100% of the first $600 deferred. Contributions to the 401(k) plan totaled $48,000, $48,000, and $40,000 in 2001, 2000 and 1999, respectively.

The Bank has a non-contributory defined benefit pension plan covering substantially all full-time employees meeting certain eligibility requirements. The benefits are based on each employee's years of service and an average earnings formula. An employee becomes fully vested upon completion of five years of qualifying service. It is the policy of the Bank to fund the maximum amount allowable under the individual aggregate cost method to the extent deductible under existing federal income tax regulations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

December 31, 2001 and 2000

NOTE J – BENEFIT PLANS – Continued

The following table sets forth the pension plan's funded status and amounts recognized in the consolidated statements of financial position at the dates indicated.

	December 31, 2001	December 31, 2000
	(in thousands)	
Change in benefit obligation		
Benefit obligation at beginning of year	$ 3,017	$ 2,898
Service cost	114	68
Interest cost	194	210
Actuarial loss	(96)	(81)
Benefits paid	(1,238)	(78)
Benefits obligation at end of year	$ 1,991	$ 3,017
Change in plan assets		
Fair value of plan assets at beginning of year	$ 2,713	$ 2,382
Actual return on plan assets	391	61
Employer contribution	457	348
Benefits paid	(1,238)	(78)
Fair value of plan assets at end of year	$ 2,323	$ 2,713
Funded status		
Unfunded accumulated benefits	$ 331	$ (304)
Unrecognized transition obligation	15	20
Unrecognized net actuarial loss (gain)	(245)	3
Unrecognized prior service cost	364	424
Prepaid benefit cost	$ 465	$ 143

Weighted-average assumptions as of December 31,	2001	2000	1999
Discount rate	7.00%	7.50%	6.50%
Expected return on plan assets	8.00	8.00	8.00
Rate of compensation increase	4.00	4.00	4.00
Components of net periodic benefit cost			
Service cost	$ 114	$ 68	$ 47
Interest cost	194	210	203
Expected return on plan assets	(231)	(204)	(176)
Amortization of prior service cost	58	65	65
Net periodic benefit cost	$ 135	$ 139	$ 139

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

December 31, 2001 and 2000

NOTE J – BENEFIT PLANS – Continued

The Corporation also maintains the following benefit plans:

1. Employee Stock Ownership Plan

The Corporation established an internally leveraged ESOP for eligible employees who have completed six months of service with the Corporation or its subsidiaries. The ESOP borrowed $4.2 million from the Corporation to purchase 423,200 newly issued shares of common stock. The Corporation makes discretionary contributions to the ESOP in order to service the ESOP's debt. Any dividends received by the ESOP will be used to pay debt service. The ESOP shares initially were pledged as collateral for its debt. As the debt is repaid, shares are released from collateral and allocated to qualifying employees based on the proportion of debt service paid in the year. The Corporation accounts for its ESOP in accordance with SOP 93-6. As shares are released from collateral, the Corporation reports compensation expense equal to the current market price of the shares, and the allocated shares are included in outstanding shares for earnings per share computations. ESOP compensation expense was $162,000, $112,000, and $151,000 in 2001, 2000 and 1999, respectively.

	December 31,	
	2001	2000
Allocated shares	126,600	124,700
Unreleased shares	252,300	264,400
Total ESOP shares	378,900	389,100
Fair value of unreleased shares	$5,323,500	$4,428,700

2. Management Stock Bonus Plan

The Board of Directors also adopted a MSBP that was approved by the Corporation's stockholders on October 13, 1994. The MSBP provides that up to 211,600 shares of common stock may be granted, at the discretion of the Board, to directors and key officers at no cost to the individuals. The Corporation granted 178,292 shares on November 18, 1994, 24,000 shares on December 18, 1995, and 9,308 shares on December 15, 1998, in the form of restricted stock payable over five years from the date of grant. The recipients of the restricted stock are entitled to all voting and other stockholder rights, except that the shares, while restricted, may not be sold, pledged or otherwise disposed of and are required to be held in escrow. In the event the recipient terminates association with the Corporation for reasons other than death, disability or change in control, the recipient forfeits all rights to the allocated shares under restriction which are cancelled and revert to the Corporation for reissuance under the plan. Shares acquired by MSBP of $2.1 million were recorded at the date of award based on the market value of shares acquired by the Corporation. Shares acquired by the MSBP, which are shown as a separate component of stockholders' equity, are being amortized to expense over the five-year vesting period; $7,000, $100,000, and $430,000 was amortized to expense in 2001, 2000 and 1999, respectively. At December 31, 2001, there were no shares reserved for future grants under the plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

December 31, 2001 and 2000

NOTE J – BENEFIT PLANS – Continued

3. Stock Option Plans

The Corporation has fixed stock option plans accounted for under APB Opinion No. 25 and related interpretations. The plans allow the Corporation to grant options to employees and directors for up to 794,000 shares of common stock. The options, which have a term of 10 years when issued, vest either immediately or over a three to five year period. The exercise price of each option equals the market price of the Corporation's stock on the date of grant. Had compensation cost for the plans been determined based on the fair value of options at the grant dates consistent with the method of SFAS No. 123, "Accounting for Stock-Based Compensation," the Corporation's net income and earnings per share would have been reduced to the pro forma amounts indicated below.

	2001	2000	1999
Net income			
As reported	$5,733	$4,482	$4,422
Pro forma	$5,542	$4,306	$4,243
Basic earnings per share			
As reported	$ 2.32	$ 1.76	$ 1.60
Pro forma	$ 2.25	$ 1.70	$ 1.53
Diluted earnings per share			
As reported	$ 2.15	$ 1.71	$ 1.52
Pro forma	$ 2.08	$ 1.65	$ 1.46

These pro forma amounts may not be representative of future disclosures because they do not take into effect the pro forma compensation expense related to grants before 1995.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2001, 2000 and 1999, respectively: a dividend yield of 2.73%, 3.20%, and 3.73%; expected volatility of 32% 30%, and 30%, risk-free interest rate of 5.00%, 6.20%, and 5.87%, and expected lives of six years for all options.

A summary of the status of the Corporation's fixed stock option plans as of December 31, 2001, and changes for each of the years in the three-year period then ended was as follows:

	2001		2000		1999	
	Number of shares	Weighted average exercise price per share	Number of shares	Weighted average exercise price per share	Number of shares	Weighted average exercise price per share
Outstanding at beginning of year	659,810	$13.22	697,867	$13.26	696,019	$13.24
Options granted	24,275	20.30	45,930	13.82	17,515	16.31
Options exercised	(23,276)	12.11	(41,250)	11.72	(9,650)	13.00
Options forfeited	(7,456)	14.89	(42,737)	15.62	(6,017)	20.24
Outstanding at end of year	653,353	$13.52	659,810	$13.22	697,867	$13.26
Weighted average fair value of options granted during year	$ 5.71		$ 3.73		$ 4.57	

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

December 31, 2001 and 2000

NOTE J – BENEFIT PLANS – *Continued*

The following table summarizes information about stock options outstanding at December 31, 2001:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding at December 31, 2001	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable at December 31, 2001	Weighted average exercise price
$11.50-14.125	413,820	3.15 years	$ 11.63	392,220	$ 11.53
$14.50-18.00	200,648	5.18 years	15.93	161,229	15.94
$19.00-28.00	38,885	8.75 years	21.22	8,024	22.87

Total compensation cost recognized for stock-based employee compensation awards was approximately $162,000, $110,000, and $117,000 for 2001, 2000 and 1999, respectively.

NOTE K - INCOME TAXES

The components of income tax expense are summarized as follows:

	Year ended December 31,		
	2001	2000	1999
		(in thousands)	
Federal			
Current	$2,257	$1,875	$2,254
Charge in lieu of income tax relating to stock compensation	3	170	–
Deferred	(172)	(122)	99
	2,088	1,923	2,353
State and local - current	(18)	–	33
Income tax provision	$2,070	$1,923	$2,386

The Corporation's effective income tax rate was different than the statutory federal income tax rate as follows:

	Year ended December 31,		
	2001	2000	1999
Statutory federal income tax	34.0%	34.0%	34.0%
Increase (decrease) resulting from			
Tax-exempt income	(5.3)	(6.7)	(5.1)
State tax, net of federal benefit	0.0	0.0	0.3
Other	(2.2)	2.7	5.9
	26.5%	30.0%	35.1%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

December 31, 2001 and 2000

NOTE K – INCOME TAXES – Continued

Deferred taxes are included in the accompanying consolidated statements of financial position at December 31, 2001 and 2000, for the estimated future tax effects of differences between the financial statement and federal income tax bases of assets and liabilities according to the provisions of currently enacted tax laws. No valuation allowance was recorded against deferred tax assets at December 31, 2001 and 2000. The Corporation's net deferred tax asset at December 31, 2001 and 2000, was composed of the following:

	December 31,	
	2001	2000
	(in thousands)	
Deferred tax assets		
Deferred loan origination fees	$ 35	$ 59
Deferred compensation	351	288
Allowance for loan losses, net	586	494
Amortization	361	334
Unrealized loss on securities available for sale	–	192
Other	–	1
	1,333	1,368
Deferred tax liabilities		
Accrued pension expense	534	582
Unrealized gain on securities available for sale	405	–
Other	33	–
	972	582
Deferred tax asset	$ 361	$ 786

The Corporation files its income tax returns on the basis of a fiscal tax year ending June 30.

The Bank is required, beginning in 1998, to recapture approximately $2.4 million of its total tax bad debt reserve of approximately $8.1 million into taxable income over a six-year period. Deferred tax liabilities have been accrued in respect of the amount of the reserve to be recaptured.

The Bank is not required to recapture approximately $5.7 million of its tax bad debt reserve, attributable to bad debt deductions taken by it prior to 1988, as long as the Bank continues to operate as a bank under federal tax law and does not use the reserve for any other purpose. In accordance with SFAS No. 109, the Bank has not recorded any deferred tax liability on this portion of its tax bad debt reserve. The tax that would be paid were the Bank ultimately required to recapture that portion of the reserve would amount to approximately $1.9 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

December 31, 2001 and 2000

NOTE L – REGULATORY MATTERS

The Bank is subject to minimum regulatory capital standards promulgated by the Office of Thrift Supervision (OTS). Failure to meet minimum capital requirements can initiate certain mandatory – and possible additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the Corporation's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Corporation's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Such minimum capital standards generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as stockholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 4% of adjusted total assets at December 31, 2001.

As of December 31, 2001, management believes that the Bank met all capital adequacy requirements to which it was subject.

	Regulatory capital December 31, 2001					
	Tangible		Core		Risk-based	
	Capital	Percent	Capital	Percent	Capital	Percent
Capital under generally accepted accounting principles	$55,074	7.78%	$55,074	7.78%	$55,074	16.10%
Unrealized gain on certain available-for-sale securities	(785)	(0.11)	(785)	(0.11)	(785)	(0.23)
Goodwill and other intangible assets	(5,099)	(0.72)	(5,099)	(0.72)	(5,099)	(01.50)
Additional capital items						
General valuation allowances – limited	–	–	–	–	1,972	0.58
Regulatory capital computed	49,190	6.95	49,190	6.95	51,162	14.95
Minimum capital requirement	10,618	1.50	28,313	4.00	27,374	8.00
Regulatory capital – excess	$38,572	5.45%	$20,877	2.95%	$23,788	6.95%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

December 31, 2001 and 2000

NOTE L – REGULATORY MATTERS – Continued

	Regulatory capital December 31, 2000					
	Tangible		Core		Risk-based	
	Capital	Percent	Capital	Percent	Capital	Percent
Capital under generally accepted accounting principles	$49,976	6.95%	$49,976	6.95%	$49,976	12.97%
Unrealized loss on certain available-for-sale securities	309	0.04	309	0.04	309	0.08
Goodwill and other intangible assets	(5,809)	(0.81)	(5,809)	(0.81)	(5,809)	(1.51)
Additional capital items						
General valuation allowances – limited	–	–	–	–	1,654	0.43
Regulatory capital computed	44,476	6.18	44,476	6.18	46,130	11.97
Minimum capital requirement	10,801	1.50	28,803	4.00	30,836	8.00
Regulatory capital – excess	$33,675	4.68%	$15,673	2.18%	$15,294	3.97%

At December 31, 2001, the Bank met all regulatory requirements for classification as a "well-capitalized" institution. A "well-capitalized" institution must have risk-based capital of 10% and core capital of 5%. The Bank's capital exceeded the minimum required amounts for classification as a "well-capitalized" institution. There are no conditions or events that have occurred that management believes have changed the Bank's classification as a "well-capitalized" institution.

The Bank maintains a liquidation account for the benefit of eligible savings account holders who maintained deposit accounts in the Bank after the Bank converted to a stock form of ownership. The Bank may not declare or pay a cash dividend on or repurchase any of its common shares if the effect thereof would cause the Bank's stockholders' equity to be reduced below either the amount required for the liquidation account or the regulatory capital requirements for insured institutions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

December 31, 2001 and 2000

NOTE M – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are primarily commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the consolidated financial statements when they become receivable or payable. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial position. The contract or notional amounts of those instruments reflect the extent of the Bank's involvement in particular classes of financial instruments.

The Corporation's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Unless noted otherwise, the Corporation requires collateral to support financial instruments with credit risk.

Financial instruments, the contract amounts of which represent credit risk, are as follows:

	December 31,	
	2001	2000
	(in thousands)	
Commitments to extend credit	$ 28,799	$ 42,455
Standby letters of credit	2,338	3,656
Loans sold with recourse	175	268
	$ 31,312	$ 46,379

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held generally includes residential and some commercial property.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Typically, the Bank issues letters of credit to other financial institutions and generally does not require collateral for standby letters of credit.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

December 31, 2001 and 2000

NOTE N – COMMITMENTS AND CONTINGENCIES

The Bank had no commitments to sell mortgage loans to investors at December 31, 2001 and 2000.

The Bank leases branch facilities for periods ranging up to seven years. These leases are classified as operating leases and contain options to renew for additional periods. Rental expense was approximately $316,000, $343,000, and $298,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

The minimum annual rental commitments of the Bank under all non-cancelable leases with terms of one year or more are as follows:

Year ending December 31,	
2002	$142,540
2003	130,495
2004	109,255
2005	67,967
2006	38,475
Thereafter	76,950
	$565,682

The Corporation has employment agreements with certain key executives that provide severance pay benefits if there is a change in control of the Corporation. The agreements will continue in effect on a year-to-year basis until terminated or not renewed by the Corporation or key executives. Upon a change in control, the Corporation shall continue to pay the key executives' salary per the agreements and certain benefits for one year. The maximum contingent liability under the agreements at December 31, 2001, was approximately $2,294,000.

From time to time, the Corporation and its subsidiaries are parties to routine litigation that arises in the normal course of business. In the opinion of management, the resolution of these lawsuits would not have a material adverse effect on the Corporation's consolidated financial position or results of operations.

NOTE O – SIGNIFICANT CONCENTRATIONS OF CREDIT RISK

The Bank is principally engaged in originating and investing in one-to-four family residential and commercial real estate loans in eastern Pennsylvania and New Jersey. The Bank offers both fixed and adjustable rates of interest on these loans that have amortization terms ranging to 30 years. The loans are generally originated or purchased on the basis of an 80% loan-to-value ratio, which has historically provided the Bank with more than adequate collateral coverage in the event of default. Nevertheless, the Bank, as with any lending institution, is subject to the risk that residential real estate values in the primary lending area will deteriorate, thereby potentially impairing collateral values in the primary lending area. However, management believes that residential and commercial real estate values are presently stable in its primary lending area and that loan loss allowances have been provided for in amounts commensurate with its current perception of the foregoing risks in the portfolio.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

December 31, 2001 and 2000

NOTE P – FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires all entities to disclose the estimated fair value of their assets and liabilities considered to be financial instruments. For the Bank, as for most financial institutions, the majority of its assets and liabilities are considered financial instruments as defined in SFAS No. 107. However, many such instruments lack an available trading market as characterized by a willing buyer and willing seller engaging in an exchange transaction. Also, it is the Corporation's general practice and intent to hold its financial instruments to maturity or available for sale and to not engage in trading or significant sales activities. Therefore, the Corporation and the Bank had to use significant estimations and present value calculations to prepare this disclosure.

Changes in the assumptions or methodologies used to estimate fair values may materially affect the estimated amounts. Also, management is concerned that there may not be reasonable comparability between institutions due to the wide range of permitted assumptions and methodologies in the absence of active markets. This lack of uniformity gives rise to a high degree of subjectivity in estimating financial instrument fair values.

Fair values have been estimated using data which management considered the best available, as generally provided by estimation methodologies deemed suitable for the pertinent category of financial instrument. The estimation methodologies, resulting fair values and recorded carrying amounts are as follows:

Fair value of loans and deposits with floating interest rates is generally presumed to approximate the recorded carrying amounts.

Fair value of financial instruments actively traded in a secondary market has been estimated using quoted market prices.

	December 31,			
	2001		2000	
	Fair value	Carrying value	Fair value	Carrying value
	(in thousands)			
Cash and cash equivalents	$ 69,139	$ 69,139	$ 10,618	$ 10,618
Investment securities	32,501	32,537	80,784	82,326
Mortgage-backed securities	194,498	193,130	231,372	233,056

The fair value of financial instruments with stated maturities has been estimated using the present value of cash flows, discounted at rates approximating current market rates for similar assets and liabilities.

	December 31,			
	2001		2000	
	Fair value	Carrying value	Fair value	Carrying value
	(in thousands)			
Assets				
Interest-bearing deposits with banks	$ 194	$ 194	$ 190	$ 191
Liabilities				
Deposits with stated maturities	146,227	144,729	153,296	153,604
Borrowings with stated maturities				
Short-term (due within 6 months)	–	–	62,486	62,462
Long-term	231,648	222,359	198,493	197,359

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

December 31, 2001 and 2000

NOTE P – FAIR VALUE OF FINANCIAL INSTRUMENTS – Continued

The fair value of financial instrument liabilities with no stated maturities is generally presumed to approximate the carrying amount (the amount payable on demand).

	December 31,			
	2001		2000	
	Fair value	Carrying value	Fair value	Carrying value
	(in thousands)			
Deposits with no stated maturities	$277,323	$277,323	$247,247	$247,247

The fair value of the net loan portfolio has been estimated using the present value of cash flows, discounted at the approximate current market rates adjusted for non-interest operating costs, and giving consideration to estimated prepayment risk and credit loss factors.

	December 31,			
	2001		2000	
	Fair value	Carrying value	Fair value	Carrying value
	(in thousands)			
Net loans	$386,302	$377,635	$367,667	$361,806

The fair value of commitments to extend credit is estimated based on the amount of unamortized deferred loan commitment fees. The fair value of letters of credit is based on the amount of unearned fees plus the estimated cost to terminate the letters of credit. Fair values of unrecognized financial instruments including commitments to extend credit and the fair value of letters of credit are considered immaterial.

The Bank's remaining assets and liabilities are not considered financial instruments. No disclosure of the relationship value of the Bank's deposits is required by SFAS No. 107.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

December 31, 2001 and 2000

NOTE Q – SERVICE FEES, CHARGES AND OTHER OPERATING INCOME AND OTHER OPERATING EXPENSE

	Year ended December 31,		
	2001	2000	1999
	(in thousands)		
Service fees, charges and other operating income			
Loan servicing fees	$ 241	$ 329	$ 358
Late charge income	105	126	74
Deposit service charges	835	548	548
Bank-owned life insurance value increase	174	–	–
Other income	379	350	259
	$1,734	$1,353	$1,239
Other operating expense			
Insurance and surety bond	$ 128	$ 120	$ 127
Office supplies	249	202	202
Loan expense	359	342	238
Loan servicing fees	223	258	284
Postage	261	140	137
Telephone	286	242	187
Service charges on bank accounts	205	423	385
Supervisory examination fees	141	138	139
Other expenses	720	829	853
	$2,572	$2,694	$2,552

NOTE R – SHAREHOLDER RIGHTS PLAN

The Corporation adopted a Shareholder Rights Plan (the Rights Plan) to protect shareholders from attempts to acquire control of the Corporation at an inadequate price. Under the Rights Plan, the Corporation distributed a dividend of one Preferred Share Purchase Right (a Right) for each share of outstanding common stock. The rights are currently not exercisable and will expire on November 22, 2005, unless the expiration date is extended or unless the Corporation earlier redeems the Rights.

After the Rights become exercisable, under certain circumstances, the Rights (other than rights held by a 15% beneficial owner or an "acquiring person") will entitle the holders to purchase one one-hundredth of a share of a new series of junior participating preferred stock at an exercise price of $45 or purchase either the Corporation's common shares or the common shares of the potential acquirer at a substantially reduced price.

The Corporation is entitled to redeem the Rights at $0.01 per Right prior to the acquisition by a person or group of beneficial ownership of 15% or more of the Corporation's common stock. Following the acquisition by a person or group of beneficial ownership of 15% or more of the Corporation's common stock and prior to an acquisition of 50% or more, the Board of Directors may exchange the Rights (other than Rights owned by such person or group), in whole or in part, at an exchange ratio of one share of common stock (or one one-hundredth of a share of the new series of junior participating preferred stock) per Right.

The Rights Plan was not adopted in response to any specific effort to acquire control of the Corporation. The issuance of rights has no dilutive effect, did not affect the Corporation's reported earnings per share, and was not taxable to the Corporation or its shareholders.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

December 31, 2001 and 2000

NOTE S – EARNINGS PER SHARE

The following tables illustrate the reconciliation of the numerators and denominators of the basic and diluted earnings per share computations (dollars in thousands, except per share data):

	Year ended December 31, 2001		
	Income (numerator)	Weighted average shares (denominator)	Per share amount
Basic earnings per share			
Income available to common stockholders	$5,733	2,466,149	$2.32
Effect of dilutive securities			
Stock options	–	203,880	
Diluted earnings per share			
Income available to common stockholders plus effect of dilutive securities	$5,733	2,670,029	$2.15

There were options to purchase 10,000 shares of common stock at a range of $20.88 to $28.00 per share which were outstanding during 2001 that were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares.

	Year ended December 31, 2000		
	Income (numerator)	Weighted average shares (denominator)	Per share amount
Basic earnings per share			
Income available to common stockholders	$4,482	2,540,242	$1.76
Effect of dilutive securities			
Stock options	–	82,657	
Diluted earnings per share			
Income available to common stockholders plus effect of dilutive securities	$4,482	2,622,899	$1.71

There were options to purchase 207,929 shares of common stock at a range of $14.75 to $28.00 per share which were outstanding during 2000 that were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares.

	Year ended December 31, 1999		
	Income (numerator)	Weighted average shares (denominator)	Per share amount
Basic earnings per share			
Income available to common stockholders	$4,422	2,759,690	$1.60
Effect of dilutive securities			
Stock options	–	158,666	
Diluted earnings per share			
Income available to common stockholders plus effect of dilutive securities	$4,422	2,918,356	$1.52

There were options to purchase 246,109 shares of common stock at a range of $14.50 to $28.00 per share that were outstanding during 1999 which were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

December 31, 2001 and 2000

NOTE T – SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATE (UNAUDITED)

	Three months ended			
	Dec. 31, 2001	Sept. 30, 2001	June 30, 2001	March 31, 2001
	(in thousands, except per share data)			
Total interest income	$11,130	$11,470	$11,817	$12,330
Total interest expense	6,431	6,653	6,733	7,091
Net interest income	4,699	4,817	5,084	5,239
Provision for possible loan losses	127	124	124	125
Net interest income after provision	4,572	4,693	4,960	5,114
Other income	1,489	474	809	400
Other expenses	3,784	3,627	3,486	3,811
Income before income taxes	2,277	1,540	2,283	1,703
Income taxes	641	389	595	445
Net income	$ 1,636	$ 1,151	$ 1,688	$ 1,258
Earnings per share - basic	$ 0.66	$ 0.47	$ 0.69	$ 0.51
Earnings per share - assuming dilution	$ 0.61	$ 0.43	$ 0.64	$ 0.48

	Three months ended			
	Dec. 31, 2000	Sept. 30, 2000	June 30, 2000	March 31, 2000
	(in thousands, except per share data)			
Total interest income	$12,103	$12,249	$12,326	$12,029
Total interest expense	7,096	7,294	7,352	7,179
Net interest income	5,007	4,955	4,974	4,850
Provision for possible loan losses	145	100	120	44
Net interest income after provision	4,862	4,855	4,854	4,806
Other income	369	367	349	347
Other expenses	3,382	3,735	3,690	3,597
Income before income taxes	1,849	1,487	1,513	1,556
Income taxes	523	417	456	527
Net income	$ 1,326	$ 1,070	$ 1,057	$ 1,029
Earnings per share – basic	$ 0.53	$ 0.42	$ 0.42	$ 0.40
Earnings per share – assuming dilution	$ 0.51	$ 0.41	$ 0.40	$ 0.39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

December 31, 2001 and 2000

NOTE U – CONDENSED FINANCIAL INFORMATION – PARENT COMPANY ONLY

Condensed financial information for TF Financial Corporation (parent company only) follows:

BALANCE SHEET

	December 31,	
	2001	2000
	(in thousands)	
ASSETS		
Cash	$ 2,458	$ 2,354
Certificates of deposit – other institutions	194	190
Investment securities available-for-sale	–	400
Investment in Third Federal	52,551	47,328
Investment in TF Investments	2,261	2,245
Investment in Teragon	10	14
Investment in Penns Trail Development	275	404
Other assets	226	174
Total assets	$ 57,975	$53,109
LIABILITIES AND STOCKHOLDERS' EQUITY		
Total liabilities	$ –	$ –
Stockholders' equity	57,975	53,109
Total liabilities and stockholders' equity	$ 57,975	$53,109

STATEMENT OF EARNINGS

	Year ended December 31,		
	2001	2000	1999
	(in thousands)		
INCOME			
Equity in earnings of subsidiaries	$ 5,825	$ 4,573	$ 4,528
Interest and dividend income	108	140	125
Other	29	–	–
Total income	5,962	4,713	4,653
EXPENSES			
Other	229	231	231
Total expenses	229	231	231
NET INCOME	$ 5,733	$ 4,482	$ 4,422

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

December 31, 2001 and 2000

NOTE U – CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY – Continued

STATEMENT OF CASH FLOWS

	Year ended December 31,		
	2001	2000	1999
		(in thousands)	
Cash flows from operating activities			
Net income	$ 5,733	$ 4,482	$ 4,422
Adjustments to reconcile net income to net cash provided by (used in) operating activities			
Equity in earnings of subsidiaries	(5,825)	(4,573)	(4,528)
Gain on sale of investment securities available for sale	(7)	–	–
Net change in assets and liabilities	(97)	(56)	(954)
Net cash provided by (used in) operating activities	(196)	(147)	(1,060)
Cash flows from investing activities			
Capital distribution from subsidiaries	2,053	2,938	8,500
Sale of investment securities available for sale	507	–	–
Purchase and maturities of certificates of deposit in other financial institutions, net	(4)	(9)	(9)
Net cash provided by investing activities	2,556	2,929	8,491
Cash flows from financing activities			
Cash dividends paid to stockholders	(1,424)	(1,326)	(1,359)
Net (decrease) increase in borrowings from Treasury stock acquired	(1,110)	(1,972)	(4,800)
Exercise of stock options	278	483	125
Net cash used in financing activities	(2,256)	(2,815)	(6,034)
NET INCREASE (DECREASE) IN CASH	104	(33)	1,397
Cash at beginning of year	2,354	2,387	990
Cash at end of year	$ 2,458	$ 2,354	$ 2,387
Supplemental disclosure of cash flow information			
Cash paid during the year for income taxes	$ –	$ –	$ –

TF Financial Corporation

Board of Directors

Robert N. Dusek
Chairman of the Board

John R. Stranford

Carl F. Gregory

Thomas J. Gola

George A. Olsen

Executive Officers

John R. Stranford
President and Chief Executive Officer

Elizabeth Davidson Maier
Senior Vice President and Corporate Secretary

Dennis R. Stewart
Senior Vice President and Chief Financial Officer

Third Federal Savings Bank

Board of Directors

John R. Stranford
Chairman of the Board

Carl F. Gregory
Chairman Emeritus

Robert N. Dusek

Thomas J. Gola

George A. Olsen

Albert M. Tantala

William H. Yerkes, III

William J. Happ, Jr.

Dennis L. McCartney

Executive Officers

John R. Stranford
President and Chief Executive Officer

Elizabeth Davidson Maier
Corporate Secretary

Dennis R. Stewart
Senior Vice President and Chief Financial Officer

Floyd P. Haggar
Senior Vice President and Chief Lending Officer

Kent C. Lufkin
Senior Vice President and Retail Banking Officer

Earl A. Pace, Jr.
Senior Vice President and Chief Information Officer

Independent Auditors
Grant Thornton LLP
Two Commerce Square
2001 Market Street
Philadelphia, PA 19103-7080

Special Counsel
Malizia Spidi & Fisch, P.C.
1100 New York Avenue, NW
Suite 340 West
Washington, DC 20005

Transfer Agent and Registrar
Computershare Investor Services
350 Indiana Street
Suite 800
Golden, CO 80401

Third Federal Savings Bank

Corporate Office
3 Penns Trail
Newtown, PA 18940-3433
215.579.4000

Operations
215.579.4600
www.thirdfedbank.com
email: service@thirdfedbank.com

Pennsylvania Branches

Bucks County

Feasterville Office
Buck Hotel Complex
Feasterville, PA 19053-2209
215.364.7096

New Britain Office
600 Town Center
New Britain, PA 18901-5199
215.345.5800

Cross Keys Office
834 North Easton Highway
Doylestown, PA 18901-1007
215.348.5566

Newtown Office
Route 332 and Campus Drive
Newtown, PA 18940-4018
215.968.4444

Doylestown Office
60 North Main Street
Doylestown, PA 18901-3730
215.348.9021

Philadelphia County

Frankford Office
4625 Frankford Avenue
Philadelphia, PA 19124-5889
215.289.1400

Fishtown Office
York & Memphis Streets
Philadelphia, PA 19125-3029
215.423.2314

Mayfair Office
Roosevelt Blvd. at Unruh
Philadelphia, PA 19149-2494
215.332.7650

Bridesburg Office
Orthodox & Almond Streets
Philadelphia, PA 19137-1626
215.743.6673

Woodhaven Office
Knights Road Center
Knights & Woodhaven Roads
Philadelphia, PA 19154-2810
215.824.0151

New Jersey Branches

Mercer County

Ewing Office
2075 Pennington Road
Ewing, NJ 08618-1003
609.883.7033

Quakerbridge Road Office
590 Lawrence Square Blvd. So.
Lawrenceville, NJ 08648-2674
609.689.1010

Hamilton Square Office
1850 Route 33
Hamilton Square, NJ 08690-1712
609.890.1333



TF FINANCIAL
CORPORATION
3 Penns Trail • Newtown, PA 18940-3433